Exhibit 99.1

FOR IMMEDIATE RELEASE	TSX: SLW
March 22, 2012	NYSE: SLW

SILVER WHEATON REPORTS RECORD OPERATING AND FINANCIAL
RESULTS IN 2011; EARNINGS AND OPERATING CASH FLOWS
NEARLY DOUBLE

Vancouver, British Columbia – Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) (TSX:SLW) (NYSE:SLW) is pleased to announce its audited results for the fourth quarter and year ended December 31, 2011.

FULL YEAR HIGHLIGHTS

Third consecutive year of increasing attributable production to a record 25.4 million silver equivalent ounces (24.6 million ounces of silver and 18,400 ounces of gold), a 7% increase compared to 2010. This resulted in record revenue, earnings and operating cash flows.

Revenue increased 73% compared to 2010, to US$730.0 million, on silver equivalent sales of 21.1 million ounces (20.2 million ounces of silver and 18,300 ounces of gold).

Net earnings increased 92% compared to 2010 (on an adjusted basis1), to US$550.0 million (US$1.56 per share).

Operating cash flows increased 96% compared to 2010, to US$626.4 million (US$1.77 per share1).

Cash operating margin[1] increased 84% compared to 2010, to US$30.56 per silver equivalent ounce. Silver Wheaton’s average realized silver equivalent price increased by 68% over this same period, demonstrating Silver Wheaton’s leverage to increasing silver prices.

Average cash costs of US$4.09[1] per silver equivalent ounce (US$3.99 per ounce of silver and US$300 per ounce of gold), a 1% increase compared to 2010.

Adopted new dividend policy linking quarterly dividend payments to 20% of the previous quarter’s operating cash flows, providing shareholders with additional exposure to increasing silver prices and to Silver Wheaton’s exceptional production growth profile. During 2011, the Company paid US$63.6 million in dividends (US$0.18 per share).

Year-end cash balance of US$840.2 million, with a net cash position of US$761.6 million.

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1 Please refer to non-IFRS measures at the end of this press release.

FOURTH QUARTER HIGHLIGHTS

Record attributable silver equivalent production of 6.9 million ounces (6.7 million ounces of silver and 3,900 ounces of gold), a 12% increase compared to 2010.

Revenue of US$191.9 million, on record silver equivalent sales of 6.0 million ounces (5.8 million ounces of silver and 3,800 ounces of gold).

Net earnings of US$144.7 million (US$0.41 per share).

Operating cash flows of US$163.7 million (US$0.46 per share1).

Average cash costs of US$4.06[1] per silver equivalent ounce.

Quarterly dividend US$0.09 per common share was paid to shareholders, representing a threefold increase from the prior quarter.

Appointed Mr. Haytham Hodaly as Senior Vice President, Corporate Development, effective January 1, 2012.

2012 OUTLOOK

Goldcorp Inc.’s world-class Peñasquito mine is forecast to achieve full production capacity of 130,000 tonnes per day by the end of Q1 2012. This cornerstone asset is poised to become our largest contributor of silver and will drive our production growth in 2012. As a result, Silver Wheaton anticipates a 6% increase in its 2012 attributable production to approximately 27 million silver equivalent ounces, including 16,500 ounces of gold.

Given the Company’s unique business model of essentially fixed cash costs[2], average cash costs in 2012 are estimated to be approximately US$4.07[1] per silver equivalent ounce, virtually unchanged from 2011.

Executing on its growth strategy of acquiring additional value-enhancing silver and precious metals streams will remain Silver Wheaton’s top priority in 2012.

 “Silver Wheaton finished 2011 with its strongest ever quarter of production and sales,” said Randy Smallwood, President and Chief Executive Officer of Silver Wheaton. “We are proud to have now grown for three consecutive years, and in 2011 we achieved record annual production levels of over 25 million silver equivalent ounces. The combination of increased silver equivalent sales and strong silver prices also generated record financial results including revenue, earnings, operating cash flows, and cash operating margins which increased a tremendous 82% to US$30.61 per ounce of silver.”

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1 Please refer to non-IFRS measures at the end of this press release.
2 Silver Wheaton’s cash operating costs are approximately US$3.90 per ounce of silver, with a small inflationary adjustment after the third year of production.

“The exceptional growth in cash flows allowed us to initiate an inaugural dividend, which grew threefold by year-end, and positions the company to quickly capitalize on new acquisition opportunities. We are now stronger than at any other time in our company’s history, and more capable than ever of helping mining companies achieve their production and expansion goals by providing value-enhancing silver streaming funding. And, with low fixed costs, an exceptional production growth profile, and more silver reserves than any other silver company in the world, we believe we offer the premier investment vehicle for silver investors worldwide.”

Financial Review

Revenues

Revenue was US$191.9 million in the fourth quarter of 2011, on silver equivalent sales of 6.0 million ounces (5.8 million ounces of silver and 3,800 ounces of gold). This represents a 28% increase from the US$149.6 million of revenue generated in the fourth quarter of 2010, due primarily to increases in the average realized selling price of silver and gold of 22% and 24%, respectively.

Revenue was US$730.0 million for the year ended December 31, 2011, on silver equivalent sales of 21.1 million ounces (20.2 million ounces of silver and 18,300 ounces of gold). This represents a 72% increase from the US$423.4 million in revenue generated for the year ended December 31, 2010, due primarily to increases in the average realized selling price of silver and gold of 67% and 31%, respectively.

Costs and Expenses

Average cash costs in the fourth quarter of 2011 were US$4.06 1 per silver equivalent ounce, compared with US$4.02 1 during the comparable period of 2010. This resulted in cash operating margins1 of US$28.06 per silver equivalent ounce, a 25% increase compared with the fourth quarter of 2010, once again demonstrating Silver Wheaton’s leverage to increasing silver prices.

Average cash costs for the year ended December 31, 2011, were US$4.09 1 per silver equivalent ounce, compared with US$4.04 1 during the comparable period of 2010. This resulted in record cash operating margins1 of US$30.56 per silver equivalent ounce, an 84% increase compared with the year ended December 31, 2010.

During the year ended December 31, 2011, the Company recorded an income tax expense of US$8.3 million, which includes a non-cash deferred income tax expense of US$7.6 million, attributable primarily to income from Canadian operations and the reversal of previously recognized deferred income tax assets relating to the decline in fair value of long-term investments in common shares held. In comparison, during the year ended December 31, 2010, the Company recorded an income tax recovery of US$9.9 million, which includes a non-cash deferred income tax recovery of US$10.2 million, relating primarily to the recognition of previously unrecognized deferred income tax assets.

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1 Please refer to non-IFRS measures at the end of this press release.

Earnings and Operating Cash Flows

Net earnings in the fourth quarter of 2011 were US$144.7 million (US$0.41 per share), compared with adjusted net earnings1 of US$120.7 (US$0.35 per share) for the same period in 2010, an increase of 20% (an increase of 17% on a per share basis). Cash flow from operations in the fourth quarter of 2011 was US$163.7 million (US$0.46 per share1), compared with US$124.7 million (US$0.36 per share1) for the same period in 2010, an increase of 31%. The increase in net earnings and operating cash flows is primarily attributable to the increased selling prices of silver and gold.

Net earnings for the year ended December 31, 2011, was US$550.0 million (US$1.56 per share), compared with adjusted net earnings1 of US$286.6 million (US$0.83 per share) for the same period in 2010, an increase of 92% (an increase of 88% on a per share basis). Cash flow from operations for the year ended December 31, 2011, was US$626.4 million (US$1.77 per share1), compared with US$319.7 million (US$0.93 per share1) for the same period in 2010, an increase of 96%. The increase in net earnings and operating cash flow is primarily attributable to the increased selling prices of silver and gold.

Balance Sheet

At December 31, 2011, the Company had approximately US$840 million of cash on hand. In addition, the Company had US$400 million of available credit under its revolving bank debt facility. The combination of cash, available credit, and strong operating cash flows, positions the Company well to execute on its growth strategy of acquiring additional accretive silver stream interests.

Operational Highlights

Attributable silver equivalent production was a record 6.9 million ounces (6.7 million ounces of silver and 3,900 ounces of gold) in the fourth quarter of 2011, a 12% increase compared to the fourth quarter of 2010. In 2011, Silver Wheaton experienced its third year of record annual attributable production of 25.4 million silver equivalent ounces (24.6 million ounces of silver and 18,400 ounces of gold), a 7% increase compared to 2010.

Operational highlights for the year ended December 31, 2011 are as follows:

Peñasquito - In 2011, Peñasquito was the primary driver of our production growth, as the mine continued its ramp up to full design capacity of 130,000 tonnes per day. Silver Wheaton’s 2011 attributable silver production from the mine was 5.3 million ounces, an increase of 39% compared to 2010.

As per Goldcorp Inc.’s February 15, 2012, disclosure, throughput from the two 50,000 tonne per day capacity semi-autogenous grinding lines averaged 93,700 tonnes per day during the fourth quarter and 107,000 tonnes per day in December. Key projects including the high pressure grinding roll supplemental feed system and the tailings dam height increase were completed in January 2012, and the mine is on track to achieve target throughput levels of 130,000 tonnes per day by the end of the first quarter of 2012. Peñasquito will become Silver Wheaton’s largest contributor of silver production in 2012, with forecast annual attributable silver production of approximately 7 million ounces.

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1 Please refer to non-IFRS measures at the end of this press release.

Barrick – Silver Wheaton’s 2011 attributable silver production from the currently producing Barrick silver interests, consisting of the Veladero, Lagunas Norte and Pierina mines, was 3.0 million ounces, an increase of 14% compared to 2010. However, attributable silver production was less than anticipated due to lower than forecast silver production from the Veladero and Pierina mines, partially offset by higher than expected production from the Lagunas Norte mine.

As per Barrick Gold Corporation’s February 16, 2012 disclosure, its world-class gold-silver Pascua-Lama project remains on track to commence production in mid-2013, with over 55% of the pre-production capital budget (of $4.7 to $5.0 billion) committed. At the end of the fourth quarter, earthworks in Chile and Argentina were approximately 95% and 65% complete, respectively. Approximately 40% of the concrete had been poured at the processing facilities in Argentina and about 15% of the structural steel was erected. The construction camps are expected to reach their full capacity of 10,000 beds in mid-2012.

Once in production, Pascua-Lama is forecast to be one of the largest and lowest cost gold mines in the world with an expected mine life in excess of 25 years. In its first full five years of operation, Silver Wheaton’s attributable silver production is expected to average 9 million ounces annually.

Cozamin – Silver Wheaton’s 2011 attributable silver production from the Cozamin mine was 1.6 million ounces, an increase of 12% compared to 2010. As per Capstone Mining Corp’s January 17, 2012, disclosure, the Cozamin mine achieved record throughput levels in the fourth quarter of over 3,300 tonnes per day. Milled ore grade in the quarter also increased with full production attained from the higher grade Avoca area. As a result, the mine achieved record silver production for both the three months and year ended December 31, 2011.

Other Silver Interests – Silver Wheaton’s 2011 attributable silver production from its other silver interests was 4.9 million ounces, an increase of 9% compared to 2010. The increase was primarily attributable to the continued production ramp up at Mercator Minerals Ltd.’s (“Mercator”) Mineral Park mine and the commencement of commercial operations at Alexco Resource Corp.’s (“Alexco”) Bellekeno mine. Operational highlights at the company’s other silver interests for the year ended December 31, 2011, are as follows:

Mineral Park – As per Mercator’s January 16, 2012, disclosure, the fourth quarter of 2011 represented the first full quarter of production since the completion of the Phase II mill expansion to 50,000 tons per day at its Mineral Park mine. As a result, the mine achieved record production for both the three months and year ended December 31, 2011.

Bellekeno – As per Alexco’s January 23, 2012, disclosure, the Bellekeno mine, located within the Keno Hill district, completed its first full year of operations, having declared commercial production in January of 2011. The mine demonstrated steadily increasing silver production over the course of the year, culminating in record fourth quarter production as the mine approached initial design throughput levels of 250 tonnes per day.

Produced But Not Yet Delivered - Payable silver equivalent ounces produced but not yet delivered to Silver Wheaton by its partners increased by over 300,000 ounces in the fourth quarter, resulting in a total of approximately 4.1 million payable ounces at December 31, 2011. This was primarily due to an increase in concentrate inventory at the Peñasquito mine, as it continues to ramp up production levels, offset in part by reduced concentrate inventory levels at the Yauliyacu mine.

Since mid 2009, concentrate shipments from the Yauliyacu mine have been affected by the shut-down of the Doe Run Peru La Oroya smelter, the largest buyer of the bulk concentrate produced at the mine. Since that time, alternative smelting arrangements have been made by Glencore for a portion of the stockpiled bulk concentrates at Yauliyacu, leading to an inconsistent delivery schedule and delaying the eventual complete reduction of this bulk concentrate.

In the second quarter of 2011, Glencore began producing separate, and more marketable, copper and lead concentrates, replacing the bulk concentrate. The consistency and quantity of these new concentrates has now stabilized, with more consistent silver deliveries to Silver Wheaton from the copper concentrates expected in future quarters. Discussions between Glencore and prospective offtakers for the new lead concentrates are ongoing, and until such offtake agreements are established, sales of lead concentrates will continue to have an inconsistent delivery schedule.

As at December 31, 2011, approximately 1.7 million ounces of cumulative payable silver equivalent ounces have been produced at Yauliyacu but not yet delivered to the Company. Approximately 0.3 million ounces is attributable to the bulk concentrate, while 1.4 million ounces is attributable to the new copper and lead concentrates.

Detailed mine by mine production and sales figures can be found in the Appendix of this press release and in Silver Wheaton’s Management’s Discussion and Analysis (“MD&A”) in the ‘Results of Operations and Operational Review’ section.

Operational highlights do not include material updates for mines with which Silver Wheaton has a silver or precious metal purchase agreement but where our partners have yet to report their quarterly results.

This earnings release should be read in conjunction with Silver Wheaton’s MD&A and audited Financial Statements, which are available on the Company’s website at www.silverwheaton.com and have been posted on SEDAR at www.sedar.com.

Reserves and Resources

Silver Wheaton’s attributable reserves and resources, as of December 31, 2011, are available on the Company’s website at www.silverwheaton.com and in its MD&A and audited Financial Statements, also available on the Company’s website and posted on SEDAR at www.sedar.com. Attributable reserves and resources are based on information available to the Company as of March 22, 2012.

As per Primero Mining Corp’s (“Primero”) January 17, 2012, disclosure, Primero is undertaking a review of the reserve and resource estimation methods currently, and historically, used at San Dimas in order to determine whether other estimation methods might be used to improve predictability of operating results and, therefore, assist long term planning. While the results of this review are not currently known, the adoption of any new estimation methods may result in the Silver Wheaton reporting different and potentially lower total mineral reserve and total mineral resource numbers. Primero also states that it is not expected that any potential change in estimates will change the level of confidence Primero has in the ultimate mineral potential of San Dimas and that the review of estimation methodology is being driven by a desire to determine if greater operating predictability and improved mine planning can be achieved.

As per Primero’s February 27, 2012, disclosure, Primero anticipates releasing updated mineral reserves and resources relating to its San Dimas mine on March 28, 2012. Subsequent to this, Silver Wheaton will disclose, by way of press release, Silver Wheaton’s updated attributable reserves and resources for the year ended December 31, 2011.

2012 and Long-Term Silver Equivalent Production Forecast

The Company estimates, based upon its current agreements, to have 2012 attributable production of approximately 27 million silver equivalent ounces, including 16,500 ounces of gold. This represents a 6% increase compared to 2011, which is primarily driven by the continued production ramp up at Goldcorp’s Peñasquito mine in Mexico. Average cash costs in 2012 are anticipated to be approximately US$4.07 1 per silver equivalent ounce, virtually unchanged from 2011.

By 2016, based upon its current agreements, annual attributable production is anticipated to increase by over 65% to approximately 43 million silver equivalent ounces, including 35,000 ounces of gold. The increase is the result of the anticipated ramp up of three new mines, including Barrick’s Pascua-Lama project. The world-class Pascua-Lama project is forecast to commence production in mid-2013 and, in its first full five years of operation, will contribute approximately 9 million ounces of attributable silver production annually to Silver Wheaton.

Attributable mine-by-mine actual 2011 production and forecast 2012 production are as follows:

	Attributable Production
	2011	2012
	Actual[1]	Forecast

Silver ounces produced (000's)
Peñasquito	5,284	7,000
San Dimas[2]	5,585	5,600
Barrick[3]	2,980	2,600
Yauliyacu	2,548	2,500
Zinkgruvan	1,691	1,900
Cozamin	1,567	1,700
Other[4]	4,902	4,875

	24,557	26,175
Gold ounces produced (000's in silver equivalent)[5]
Minto	817	825
Silver equivalent ounces produced (000's)	25,374	27,000

1) Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Certain production figures are based on management estimates.
2) Production includes Goldcorp's four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.
3) Comprised of the Lagunas Norte, Pierina and Veladero silver interests.
4) Includes the Los Filos, M ineral Park, Neves-Corvo, Stratoni, Keno Hill, M into, Campo M orado and Aljustrel silver interests.
5) The M into mine produced 18,436 oz of gold in 2011and is forecast to produce approximately 16,500 oz of gold in 2012.

Webcast and Conference Call Details

A conference call will be held Friday, March 23, 2012, starting at 11:00 am (Eastern Time) to discuss these results. To participate in the live call please use one of the following methods:

Dial toll free from Canada or the US:	1-888-231-8191
Dial from outside Canada or the US:	1-647-427-7450
Pass code:	47916637
Live audio webcast:	www.silverwheaton.com

Participants are recommended to dial in five to ten minutes before the call.

The conference call will be recorded and you can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	1-855-859-2056
Dial from outside Canada or the US:	1-416-849-0833
Pass code:	47916637
Archived audio webcast:	www.silverwheaton.com

About Silver Wheaton

Silver Wheaton is the largest silver streaming company in the world. Based upon its current agreements, forecast 2012 attributable production is approximately 27 million silver equivalent ounces, including 16,500 ounces of gold. By 2016, annual attributable production is anticipated to increase significantly to approximately 43 million silver equivalent ounces, including 35,000 ounces of gold. This growth is driven by the Company’s portfolio of world-class assets, including silver streams on Goldcorp’s Peñasquito mine and Barrick’s Pascua-Lama project.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of silver and gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination, reserve conversion rates and statements as to any future dividends. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver and gold; the absence of control over mining operations from which Silver Wheaton purchases silver or gold and risks related to these mining operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, economic and political risks of the jurisdictions in which the mining operations are located and changes in project parameters as plans continue to be refined; and differences in the interpretation or application of tax laws and regulations; as well as those factors discussed in the section entitled “Description of the Business - Risk Factors” in Silver Wheaton's Annual Information Form available on SEDAR at www.sedar.com and in Silver Wheaton's Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the mining operations from which Silver Wheaton purchases silver or gold, no material adverse change in the market price of commodities, that the mining operations will operate and the mining projects will be completed in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements. Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

Summarized Financial Results

	Year Ended December 31
	2011	2010	2009
	IFRS [1]	IFRS [1]	GAAP [1]
Silver equivalent production [2]
Attributable silver ounces produced (000’s)	24,557	21,984	16,263
Attributable gold ounces produced	18,436	28,795	18,021
Attributable silver equivalent ounces produced (000’s) [2]	25,374	23,758	17,395
Silver equivalent sales [2]
Silver ounces sold (000’s)	20,247	18,878	14,744
Gold ounces sold	18,256	25,884	17,132
Silver equivalent ounces sold (000’s) [2]	21,069	20,483	15,823
Average realized price ($'s per ounce)
Average realized silver price	$34.60	$20.75	$15.02
Average realized gold price	$1,609	$1,224	$1,042
Average realized silver equivalent price [2]	$34.65	$20.67	$15.13
Average cash cost ($'s per ounce) [3]
Average silver cash cost	$3.99	$3.97	$3.97
Average gold cash cost	$300	$300	$300
Average silver equivalent cash cost [2]	$4.09	$4.04	$4.03
Total revenue ($000's)	$729,997	$423,353	$239,293
Net earnings	$550,028	$153,381	$117,924
Add back - loss on fair value adjustment of Canadian dollar share purchase warrants issued	-	133,210	-
Adjusted net earnings [3] ($000's)	$550,028	$286,591	$117,924
Earnings per share
Basic	$1.56	$0.45	$0.39
Diluted	$1.55	$0.44	$0.38
Adjusted earnings per share [3]
Basic	$1.56	$0.83	$0.39
Diluted	$1.55	$0.83	$0.38
Cash flow from operations ($000's)	$626,427	$319,726	$165,932
Dividends
Dividends paid	$63,612	$-	$-
Dividends paid per share	$0.18	$0.00	$0.00
Total assets ($000's)	$2,872,335	$2,635,383	$2,237,224
Total non-current financial liabilities ($000’s)	$50,060	$200,966	$343,976
Shareholders' equity ($000's)	$2,654,217	$2,261,949	$1,723,925

1)

2011 and 2010 figures presented in accordance with IFRS. 2009 figures presented in accordance with Canadian Generally Accepted Accounting Principles (“Cdn GAAP” or “GAAP”). Certain comparative figures have been reclassified to conform to the presentation adopted in 2011.

2)

Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver.

3)	Refer to discussion on non-IFRS measures at the end of this press release.

Consolidated Statement of Earnings (audited)

	Year Ended December 31

(US dollars and shares in thousands, except per share amounts)	2011	2010
Sales	$729,997	$423,353
Cost of sales
Cost of sales, excluding depletion	$86,266	$82,749
Depletion	57,457	57,571
Total cost of sales	$143,723	$140,320
Earnings from operations	$586,274	$283,033
Expenses and other income
General and administrative [1]	$25,180	$24,669
Loss on fair value adjustment of Canadian dollar share purchase warrants issued	-	133,210
Foreign exchange gain	(453)	(2,266)
Other expense (income)	3,182	(16,089)
	$27,909	$139,524
Earnings before tax	$558,365	$143,509
Income tax (expense) recovery	(8,337)	9,872
Net earnings	$550,028	$153,381

Basic earnings per share	$1.56	$0.45
Diluted earnings per share	$1.55	$0.44
Weighted average number of shares outstanding
Basic	353,249	344,288
Diluted	355,904	346,508
1) Equity settled stock based compensation (a non-cash item) included in general and administrative expenses.	$6,329	$7,732

Consolidated Balance Sheets (audited)

	December 31	December 31	January 1
(US dollars in thousands)	2011	2010	2010
Assets
Current assets
Cash and cash equivalents	$840,201	$428,636	$227,566
Accounts receivable	3,890	7,088	4,881
Other	1,221	727	1,027
Total current assets	$845,312	$436,451	$233,474
Non-current assets
Silver and gold interests	$1,871,726	$1,912,877	$1,928,476
Long-term investments	151,621	284,448	73,747
Deferred income taxes	2,301	-	-
Other	1,375	1,607	1,852
Total non-current assets	$2,027,023	$2,198,932	$2,004,075
Total assets	$2,872,335	$2,635,383	$2,237,549

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$8,709	$9,843	$10,302
Current portion of bank debt	28,560	28,560	28,560
Current portion of silver interest payments	130,789	133,243	130,788
Total current liabilities	$168,058	$171,646	$169,650
Non-current liabilities
Deferred income taxes	$-	$822	$-
Liability for Canadian dollar share purchase warrants	-	-	51,967
Long-term portion of bank debt	50,060	78,620	107,180
Long-term portion of silver interest payments	-	122,346	236,796
Total non-current liabilities	$50,060	$201,788	$395,943
Total liabilities	$218,118	$373,434	$565,593
Shareholders' Equity
Issued capital	$1,793,772	$1,782,510	$1,476,480
Reserves	25,422	135,364	4,611
Retained earnings	835,023	344,075	190,865
Total shareholders' equity	$2,654,217	$2,261,949	$1,671,956
Total liabilities and shareholders' equity	$2,872,335	$2,635,383	$2,237,549

Consolidated Statement of Cash Flows (audited)

	Year Ended December 31

(US dollars in thousands)	2011	2010

Operating Activities
Net earnings	$550,028	$153,381
Adjustments for
Depreciation and depletion	57,720	57,839
Equity settled stock based compensation	6,329	7,732
Deferred income tax expense (recovery)	7,575	(10,248)
Loss on fair value adjustment of Canadian dollar share purchase warrants issued	-	133,210
Loss (gain) on fair value adjustment of share purchase warrants held	3,118	(10,719)
Gain on disposal of silver purchase agreement	-	(5,911)
Investment income recognized in net earnings	(929)	(510)
Other	(84)	(3,514)
Change in non-cash operating working capital	1,786	(2,009)
Operating cash flows before interest income	$625,543	$319,251
Interest income received	884	475
Cash generated by operating activities	$626,427	$319,726

Financing Activities
Bank debt repaid	$(28,560)	$(28,560)
Share issue costs	-	(85)
Share purchase warrants exercised	99	76,093
Share purchase options exercised	7,839	32,335
Dividends paid	(63,612)	-
Cash (applied to) generated by financing activities	$(84,234)	$79,783

Investing Activities
Silver and gold interests	$(140,063)	$(170,661)
Silver and gold interests - interest paid	(1,260)	(1,739)
Acquisition of long-term investments	(13,674)	(54,107)
Dividend income received	45	35
Proceeds on disposal of long-term investments	24,270	469
Proceeds on disposal of silver purchase agreement	-	25,000
Other	(54)	(287)
Cash applied to investing activities	$(130,736)	$(201,290)

Effect of exchange rate changes on cash and cash equivalents	$108	$2,851

Increase in cash and cash equivalents	$411,565	$201,070
Cash and cash equivalents, beginning of year	428,636	227,566

Cash and cash equivalents, end of year	$840,201	$428,636

Summary of Ounces Produced and Sold

	2011				2010
(in thousands)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Silver ounces produced [1]
San Dimas [2]	1,578	1,251	1,150	1,606	1,586	1,255	1,110	1,206
Zinkgruvan	390	379	414	508	428	508	478	387
Yauliyacu	583	608	674	683	651	633	692	737
Peñasquito	1,633	1,162	1,282	1,207	1,260	1,109	866	557
Cozamin	433	395	414	325	335	381	286	401
Barrick [3]	723	794	741	722	458	682	697	780
Other [4]	1,389	1,272	1,153	1,088	1,245	1,069	1,240	947
	6,729	5,861	5,828	6,139	5,963	5,637	5,369	5,015
Silver equivalent ounces of gold produced [5]
Minto	202	257	261	97	205	402	522	645
Silver equivalent ounces produced	6,931	6,118	6,089	6,236	6,168	6,039	5,891	5,660

Silver ounces sold
San Dimas [2]	1,488	1,232	1,149	1,748	1,438	1,274	1,076	1,206
Zinkgruvan	425	319	401	321	421	635	313	498
Yauliyacu	655	11	471	120	470	87	517	581
Peñasquito	851	1,382	961	941	1,169	692	656	424
Cozamin	374	335	281	271	411	306	412	281
Barrick [3]	755	747	726	680	482	533	727	783
Other [4]	1,230	770	862	741	1,139	750	943	654
	5,778	4,796	4,851	4,822	5,530	4,277	4,644	4,427
Silver equivalent ounces of gold sold [5]
Minto	196	316	227	83	127	411	496	571

Silver equivalent ounces sold	5,974	5,112	5,078	4,905	5,657	4,688	5,140	4,998

Gold / silver ratio [5]	51.9	50.4	40.1	33.0	49.7	57.7	65.4	66.3

Cumulative payable silver equivalent ounces produced but not yet delivered [6]	4,127	3,805	3,537	3,018	2,275	2,174	1,403	1,437

1)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Certain production figures are based on management estimates.
2)

Beginning in the third quarter of 2010, the ounces produced and sold include ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

3)	Comprised of the Lagunas Norte, Pierina and Veladero silver interests.
4)

Comprised of the Los Filos, Mineral Park, Neves-Corvo, Stratoni, Keno Hill, Minto, Aljustrel and Campo Morado silver interests in addition to the previously owned La Negra and San Martin silver interests.

5)

Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver.

6)	Based on management estimates.

Results of Operations (audited)

	Three Months Ended December 31, 2011
				Average				Cash flow
				realized	Average	Average		from
				price	cash cost	depletion	Net	(used in)
	Ounces	Ounces	Sales	(US$'s	(US$'s per	(US$'s per	earnings	operations	Total Assets
	produced [2]	sold	(US$’s)	per ounce)	ounce) [3]	ounce)	(US$’s)	(US$’s)	(US$’s)
Silver
San Dimas [4]	1,578	1,488	$44,641	$30.00	$4.09	$0.71	$37,494	$38,551	$167,527
Zinkgruvan	390	425	13,537	31.87	4.10	1.69	11,077	14,061	57,639
Yauliyacu	583	655	22,270	34.00	4.02	5.02	16,350	19,637	230,012
Peñasquito	1,633	851	27,374	32.17	3.96	2.41	21,954	24,004	504,973
Cozamin	433	374	12,786	34.18	4.08	4.62	9,531	10,260	25,115
Barrick [5]	723	755	24,673	32.67	3.90	3.60	19,008	21,728	601,085
Other [6]	1,389	1,230	40,120	32.63	3.94	4.22	30,089	36,301	251,716
	6,729	5,778	$185,401	$32.09	$4.01	$2.90	$145,503	$164,542	$1,838,067
Gold
Minto	3,891	3,777	6,466	1,712	301	169	4,689	6,314	33,659
Silver Equivalent [7]	6,931	5,974	$191,867	$32.12	$4.06	$2.91	$150,192	$170,856	$1,871,726
Corporate
General and administrative							$(6,115)
Other							670
Total corporate							$(5,445)	$(7,142)	$1,000,609
	6,931	5,974	$191,867	$32.12	$4.06	$2.91	$144,747	$163,714	$2,872,335

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Certain production figures are based on management estimates.
3)	Refer to discussion on non-IFRS measures at the end of this press release.
4)

Results for San Dimas include 375,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

5)	Comprised of the Lagunas Norte, Pierina and Veladero silver interests.
6)	Comprised of the Los Filos, Mineral Park, Neves-Corvo, Stratoni, Keno Hill, Minto, Campo Morado and Aljustrel silver interests.
7)

Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver.

	Three Months Ended December 31, 2010
				Average				Cash flow
				realized	Average	Average		from
				price	cash cost	depletion	Net	(used in)
	Ounces	Ounces	Sales	(US$'s	(US$'s per	(US$'s per	earnings	operations	Total Assets
	produced [2]	sold	(US$’s)	per ounce)	ounce) [3]	ounce)	(US$’s)	(US$’s)	(US$’s)
Silver
San Dimas [4]	1,586	1,438	$39,283	$27.33	$4.05	$0.78	$32,351	$34,567	$171,524
Zinkgruvan	428	421	12,483	29.64	4.05	1.69	10,062	10,600	60,122
Yauliyacu	651	470	10,627	22.61	3.98	3.47	7,124	8,756	236,320
Peñasquito	1,260	1,169	31,166	26.66	3.90	2.54	23,634	26,607	514,930
Cozamin	335	411	10,953	26.67	4.04	4.62	7,396	8,729	30,949
Barrick [5]	458	482	11,369	23.58	3.90	3.61	7,749	10,890	595,307
Other [6]	1,245	1,139	30,149	26.47	3.92	4.81	20,207	24,452	266,978
	5,963	5,530	$146,030	$26.41	$3.97	$2.81	$108,523	$124,601	$1,876,130
Gold
Minto	4,130	2,562	3,547	1,384	300	237	2,172	3,816	36,747
Silver Equivalent [7]	6,168	5,657	$149,577	$26.44	$4.02	$2.86	$110,695	$128,417	$1,912,877
Corporate
General and administrative							$(6,409)
Loss on fair value adjustment of Canadian dollar share purchase warrants issued							(56,832)
Other							16,445
Total corporate							$(46,796)	$(3,742)	$722,506
	6,168	5,657	$149,577	$26.44	$4.02	$2.86	$63,899	$124,675	$2,635,383

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Certain production figures are based on management estimates.
3)	Refer to discussion on non-IFRS measures at the end of this press release.
4)

Results for San Dimas include 375,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

5)	Comprised of the Lagunas Norte, Pierina and Veladero silver interests.
6)	Comprised of the Los Filos, Mineral Park, Neves-Corvo, Stratoni, Minto and Campo Morado silver interests in addition to the previously owned La Negra and San Martin silver interests.
7)

Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver.

	Year Ended December 31, 2011
				Average				Cash flow
				realized	Average	Average		from
				price	cash cost	depletion	Net	(used in)
	Ounces	Ounces	Sales	(US$'s	(US$'s per	(US$'s per	earnings	operations	Total Assets
	produced [2]	sold	(US$’s)	per ounce)	ounce) [3]	ounce)	(US$’s)	(US$’s)	(US$’s)
Silver
San Dimas [4]	5,585	5,617	$188,377	$33.54	$4.06	$0.71	$161,554	$164,453	$167,527
Zinkgruvan	1,691	1,466	52,974	36.14	4.08	1.69	44,503	49,377	57,639
Yauliyacu	2,548	1,257	43,911	34.93	4.02	5.02	32,555	38,863	230,012
Peñasquito	5,284	4,135	143,069	34.61	3.93	2.41	116,855	126,812	504,973
Cozamin	1,567	1,261	43,990	34.85	4.07	4.62	33,018	40,586	25,115
Barrick [5]	2,980	2,908	102,454	35.23	3.90	3.58	80,692	89,554	601,085
Other [6]	4,902	3,603	125,854	34.93	3.94	4.27	96,298	112,414	251,716
	24,557	20,247	$700,629	$34.60	$3.99	$2.69	$565,475	$622,059	$1,838,067
Gold
Minto	18,436	18,256	29,368	1,609	300	169	20,799	24,240	33,659
Silver Equivalent [7]	25,374	21,069	$729,997	$34.65	$4.09	$2.73	$586,274	$646,299	$1,871,726
Corporate
General and administrative							$(25,180)
Other							(11,066)
Total corporate							$(36,246)	$(19,872)	$1,000,609
	25,374	21,069	$729,997	$34.65	$4.09	$2.73	$550,028	$626,427	$2,872,335

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Certain production figures are based on management estimates.
3)	Refer to discussion on non-IFRS measures at the end of this press release.
4)

Results for San Dimas include 1.5 million ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

5)	Comprised of the Lagunas Norte, Pierina and Veladero silver interests.
6)	Comprised of the Los Filos, Mineral Park, Neves-Corvo, Stratoni, Keno Hill, Minto, Campo Morado and Aljustrel silver interests.
7)

Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver.

	Year Ended December 31, 2010
				Average				Cash flow
				realized	Average	Average		from
				price	cash cost	depletion	Net	(used in)
	Ounces	Ounces	Sales	(US$'s	(US$'s per	(US$'s per	earnings	operations	Total Assets
	produced [2]	sold	(US$’s)	per ounce)	ounce) [3]	ounce)	(US$’s)	(US$’s)	(US$’s)
Silver
San Dimas [4]	5,157	4,994	$105,747	$21.18	$4.04	$0.78	$81,659	$86,666	$171,524
Zinkgruvan	1,801	1,867	39,447	21.12	4.04	1.71	28,697	30,178	60,122
Yauliyacu	2,713	1,655	31,998	19.33	3.98	3.47	19,669	25,418	236,320
Peñasquito	3,792	2,941	63,632	21.64	3.90	2.54	44,683	52,163	514,930
Cozamin	1,403	1,410	29,180	20.71	4.03	4.62	16,987	23,252	30,949
Barrick [5]	2,617	2,525	48,311	19.13	3.90	3.55	29,498	36,787	595,307
Other [6]	4,501	3,486	73,345	21.04	3.92	4.49	44,010	58,182	266,978
	21,984	18,878	$391,660	$20.75	$3.97	$2.73	$265,203	$312,646	$1,876,130
Gold
Minto	28,795	25,884	31,693	1,224	300	236	17,830	23,174	36,747
Silver Equivalent [7]	23,758	20,483	$423,353	$20.67	$4.04	$2.81	$283,033	$335,820	$1,912,877
Corporate
General and administrative							$(24,669)
Loss on fair value adjustment of Canadian dollar share purchase warrants issued							(133,210)
Other							28,227
Total corporate							$(129,652)	$(16,094)	$722,506
	23,758	20,483	$423,353	$20.67	$4.04	$2.81	$153,381	$319,726	$2,635,383

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Certain production figures are based on management estimates.
3)	Refer to discussion on non-IFRS measures at the end of this press release.
4)

Results for San Dimas include 625,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

5)	Comprised of the Lagunas Norte, Pierina and Veladero silver interests.
6)	Comprised of the Los Filos, Mineral Park, Neves-Corvo, Stratoni, Minto and Campo Morado silver interests in addition to the previously owned La Negra and San Martin silver interests.
7)

Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver.

Non-IFRS Measures

Silver Wheaton has included, throughout this document, certain non-IFRS performance measures, including (i) average cash costs of silver and gold on a per ounce basis; (ii) operating cash flows per share (basic and diluted); (iii) cash operating margin and; (iv) adjusted net earnings and adjusted net earnings per share.

i.

Average cash cost of silver and gold on a per ounce basis is calculated by dividing the total cost of sales, less depletion, by the ounces sold. In the precious metals mining industry, this is a common performance measure but does not have any standardized meaning. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

ii.

Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flow per share as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis.

iii.

Cash operating margin is calculated by subtracting the average cash cost of silver and gold on a per ounce basis from the average realized selling price of silver and gold on a per ounce basis. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis.

iv.

Adjusted net earnings and adjusted net earnings per share are calculated by removing the effects of the non-cash, fair value adjustment on the Company’s previously issued and outstanding share purchase warrants which had an exercise price denominated in Canadian dollars from net earnings of the Company. As more fully described in the financial statements, these warrants are classified as a financial liability with any fair value adjustments being reflected as a component of net earnings. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors use this information to evaluate the Company’s performance. For the three months ended December 31, 2010, the net effect of these adjustments was to increase net earnings by US$56.8 million. For the year ending December 31, 2010 the net effect of these adjustments was to increase net earnings by US$133.2 million. As there were no share purchase warrants with an exercise price denominated in Canadian dollars outstanding during 2011, there were no fair value adjustments recorded as a component of net earnings during the three and twelve months ending December 31, 2011. As a result, adjusted net earnings are equivalent to net earnings for these periods.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For more detailed information, please refer to pages 19 to 21 of Silver Wheaton’s Management Discussion and Analysis available on the Company’s website at www.silverwheaton.com and posted on SEDAR at www.sedar.com.

For further information, please contact:

Brad Kopp
Senior Vice President, Investor Relations
Silver Wheaton Corp.
Tel: 1-800-380-8687
Email: info@silverwheaton.com
Website: www.silverwheaton.com